March 20, 2023

VIA EDGAR

Robert Babula

Gus Rodriguez

Ken Schuler

Irene Barberena-Meissner

Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ramaco Resources, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 22, 2023
File No. 333-267152

Ladies and Gentlemen:

This letter sets forth the responses of Ramaco Resources, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 8, 2023, with respect to the Company’s Amended Registration Statement on Form S-1, filed on February 22, 2023, File No. 333-267152 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 5 to the Registration Statement to Form S-1 (“Amendment No. 5”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 5. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Amendment No. 4 to Registration Statement on Form S-1, filed on February 22, 2023

Estimated Cash Available for Dividends for the Quarters Ending June 30, 2023, September 30, 2023 and December 31, 2023. Assumptions and Considerations, page 43

1.	We note your revised disclosure in response to prior comment 1. You disclose that you expect the Company will achieve an increase in annual tons sold of 1.3 million, or 54%, to 3.7 million tons of coal in the year ending December 31, 2023, and that 5% of this increase in tons sold will come from the Knox Creek Complex, specifically, as a result of increased production at the Big Creek Jawbone mine, which began production in mid-2022. However, your disclosure on page 5 states that CORE’s anticipated coal royalties of approximately $19 million in the year ending December 31, 2023 excludes production from the Knox Creek Complex and will be based on Ramaco Resources’ annual sales of approximately 3.7 million tons of coal in 2023. Please explain the disclosure or revise accordingly.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 through 6 and 43 of Amendment No. 5.

2.	We also note your disclosure that, as of December 8, 2022, the date of its December 2022 guidance update, the Company had approximately 60% of its forecasted sales for the year ending December 31, 2023 under contract with either fixed or variable prices. Where you do not currently have agreements in place underlying your assumption regarding future sales, please make that clear and disclose the limitations on your ability to pay dividends.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 43 and 45 of Amendment No. 5.

Sincerely,

/s/ Randall W. Atkins
		Name:	Randall W. Atkins
		Title:	Chairman and Chief Executive Officer

cc:	Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP